Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231724

RW HOLDINGS NNN REIT, INC.
SUPPLEMENT NO. 9 DATED MAY 8, 2020
TO
PROSPECTUS DATED DECEMBER 23, 2019

This prospectus supplement (this “Supplement”) amends and supplements our prospectus, dated December 23, 2019, as supplemented by Supplement No. 1 dated December 23, 2019, Supplement No. 2 dated December 31, 2019, Supplement No. 3 dated January 31, 2020, Supplement No. 4 dated March 16, 2020, Supplement No. 5 dated March 19, 2020, Supplement No. 6 dated April 2, 2020, Supplement No. 7 dated April 13, 2020 and Supplement No. 8 dated April 20, 2020 (as supplemented, the “Prospectus”). This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is to disclose our plan to update the Company’s estimated net asset value per share and the temporary suspension of our primary offering.

Plan to Update Estimated Net Asset Value Per Share and Temporary Suspension of Primary Offering

On May 8, 2020, we announced that due to the impacts of the novel coronavirus (COVID-19) pandemic on the Company’s real estate properties, the board of directors of the Company (the “Board”) has authorized the engagement of Cushman & Wakefield Western, Inc., an independent third-party real estate advisory and consulting firm, to perform an independent valuation of the Company’s real estate assets and real estate related liabilities associated with the Company’s properties for the purpose of assisting the Board in updating the Company’s estimated net asset value (“NAV”) per share to reflect the impact of the COVID-19 pandemic. The Board plans to announce the new NAV per share later this month.

In connection with its plan to update the estimated NAV per share, the Board approved the temporary suspension of our primary offering, effective as of the close of business on May 7, 2020. The primary offering will remain suspended until such time as the Board, in its discretion, may approve resuming the primary offering.

Our distribution reinvestment plan and share repurchase program remain open at this time, subject to the Board’s discretion. Commencing with our next distributions and any share repurchases, the per share purchase price pursuant to our distribution reinvestment plan and the repurchase price for any repurchases pursuant to our share repurchase program will be based on the new NAV per share, which we expect will be lower than the current NAV per share due to the impact of the COVID-19 pandemic.